Exhibit 12.01
VALERO ENERGY PARTNERS LP
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31,
	2016		2015		2014	2013	2012
Earnings:
Income (loss) before income taxes	$189,943		$71,563		$(32,813)	$(23,969)	$(36,453)
Add:
Fixed charges	18,251		8,521		1,352	714	942
Amortization of capitalized interest	4		1		—	—	—
Less:
Capitalized interest	(82)		(31)		—	—	—
Total earnings	$208,116		$80,054		$(31,461)	$(23,255)	$(35,511)

Fixed charges:
Interest and debt expense, net of capitalized interest	$14,915		$6,113		$872	$198	$307
Capitalized interest	82		31		—	—	—
Rental expense interest factor (a)	3,254		2,377		480	516	635
Total fixed charges	$18,251		$8,521		$1,352	$714	$942

Ratio of earnings to fixed charges	11.4	x	9.4	x	(b)	(b)	(c)
__________

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)	For the years ended December 31, 2012, 2013, and 2014, earnings was insufficient to cover fixed charges and the deficiency was $36.5 million, $24.0 million, and $32.8 million, respectively.